ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-181531

November 19, 2013

BreitBurn Energy Partners L.P.

BreitBurn Finance Corporation

7.875% Senior Notes due 2022

Pricing Term Sheet

Issuers	BreitBurn Energy Partners L.P. and BreitBurn Finance Corporation

Guarantors	All existing and future domestic subsidiaries (other than BreitBurn Finance Corporation) that guarantee indebtedness under our bank credit facility

Title of Securities	7.875% Senior Notes due 2022 (the “Notes”)

Distribution	SEC Registered

Principal Amount	$400,000,000

Gross Proceeds	$401,000,000 (before deducting the underwriters’ discount and commissions and estimated offering expenses of the Partnership but disregarding accrued interest to be paid by purchasers of the notes)

Maturity Date	April 15, 2022

Issue Price	100.250%, plus accrued interest from October 15, 2013

Coupon	7.875%

Yield to Worst	7.823%

Interest Payment Dates	April 15 and October 15 of each year, beginning on April 15, 2014

Record Dates	April 1 and October 1 of each year

Trade Date	November 19, 2013

Settlement Date	November 22, 2013 (T+3)

Make-Whole Redemption	Make-whole redemption at treasury rate + 50 basis points prior to January 15, 2017.

Optional Redemption	On or after January 15, 2017, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the Notes redeemed during the twelve-month period indicated beginning on January 15 of the years indicated below:

	Year	Price

	2017	103.938%

	2018	102.625%

	2019	101.313%

	2020 and thereafter	100.000%

Equity Clawback	Up to 35% at 107.875% prior to January 15, 2015.

Change of Control	101% plus accrued and unpaid interest

Joint Book-Running Managers	Wells Fargo Securities, LLC Barclays Capital Inc. BMO Capital Markets Corp. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc.

Senior Co-Managers	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC

Co-Managers

BBVA Securities Inc.

Comerica Securities, Inc.

Global Hunter Securities, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CUSIP Number	106777 AD7

ISIN Number	US106777AD76

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Other Information:

Use of Proceeds

The following disclosure under the caption “Summary” on page S-12 and each other location where such or similar information appears in the Preliminary Prospectus Supplement is amended to read as follows:

We expect to receive net proceeds of approximately $393.4 million from this offering, after deducting estimated fees and expenses payable by us and excluding accrued interest from October 15, 2013.

Secured Indebtedness; Additional Borrowing Capacity.

The following disclosure in the first paragraph under “Risk Factors” on page S-20 and each other location where such or similar information appears in the Preliminary Prospectus Supplement is amended to read as follows:

As of September 30, 2013, on a pro forma as adjusted basis to reflect this offering and the application of the net proceeds of this offering and the other transactions described under “Capitalization,” we estimate that we would have had approximately $372.7 million of senior secured indebtedness outstanding under our bank credit facility to which the notes will be effectively subordinated and approximately $1,026.3 million (after deducting $1.0 million of outstanding letters of credit) of additional borrowing capacity under our bank credit facility.

Capitalization.

In the table under the caption “Capitalization” on page S-28, the amount in the line item “7.875% Senior Notes due 2022(c)(d)” under the “Pro Forma, as adjusted” column is hereby replaced with $855.2 and the amounts in the line items “Total long-term debt” and “Total capitalization” under the “Pro Forma, as adjusted” columns are hereby replaced with $1,529.4 and $3,628.5, respectively.

In addition, footnote (c) to the table under the caption “Capitalization” is hereby replaced in its entirety with the following, and footnote (d) to such table is hereby deleted:

(c) The pro forma amount includes unamortized premium of approximately $4.2 million, and the pro forma, as adjusted amount includes an additional unamortized premium of approximately $1.0 million related to this offering.

The issuers have filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Wells Fargo Securities, LLC toll-free at (800) 326-5897, Barclays Capital Inc. toll-free at (888) 326-5897, BMO Capital Markets Corp. toll-free at (800) 414-3627, J.P. Morgan Securities LLC toll-free at (800) 245-8812 or Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848.